Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
23 April 2008

Chairman’s Statement, Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV

Jan Hommen, Chairman of Reed Elsevier PLC and Reed Elsevier NV, told shareholders at the Reed Elsevier PLC meeting in London today:

“We were very pleased to report on a year of significant achievement and strategic development for Reed Elsevier in 2007. Our businesses performed well in their markets and saw rapid growth in our online information services and customer workflow solutions. The financial performance was strong, with good organic revenue growth and margin improvement, high cash generation and a further step-up in return on invested capital. We also significantly re-shaped the business portfolio with the successful £2.5 billion/€3.6 billion sale of the Harcourt Education division and subsequent return of the net proceeds to shareholders.

In the new financial year we have stepped up the momentum with the announcement of important plans to accelerate growth: first, the planned divestment of the Reed Business Information trade magazines and information businesses to reduce our exposure to advertising markets and their cyclicality; secondly, the agreed £2.1 billion/€2.8 billion acquisition of ChoicePoint Inc. in the fast growing risk information and analytics market; and, thirdly, a major restructuring programme to deliver substantial cost savings over and above our regular annual improvements in cost effectiveness.

The changes we are making create a more cohesive and synergistic business with stronger, more consistent growth prospects to drive further shareholder value.”

Looking at the trading outlook for 2008, Mr. Hommen commented:

“Trading conditions have changed little since our 2007 Preliminary Results statement in February. Conditions in our markets remain generally favourable with good subscription renewals and revenue momentum for online information and workflow solutions. While we are, of course, very alert to the current economic environment, so far we have seen no meaningful adverse impact on Reed Elsevier’s overall business momentum.

In Elsevier, in both the Science and Technology and Health Sciences divisions, subscriptions renewals and online sales are progressing well and book publishing is expanding. The Health Sciences business is again expecting good growth from new publishing and backlist sales, though this will be mostly seen in the second half due to the seasonality of the business.

LexisNexis has seen good revenue momentum across the business. In US Legal Markets good demand continues for online information and our expanding portfolio of workflow solutions. The Risk Information and Analytics business continues to grow strongly. International growth outside the US is benefiting from the strong demand for online services in the UK and other European and Asian markets.

Reed Exhibitions has had a positive start to the year. It has seen good overall demand for the important first half shows.

The Reed Business Information magazine and information business, while seeing some general uncertainty in markets such as property and construction, is seeing no overall shift in market trends with continued strong growth in online services more than offsetting the slow decline in print. Preparatory work on the divestment of this business is well underway.

The acquisition of ChoicePoint Inc., announced on 21 February 2008, is expected to close in the second half subject to receipt of US regulatory approvals. The ChoicePoint shareholders approved the terms of the acquisition at their shareholders’ meeting on 16 April 2008.

The restructuring programme announced in February is on track to deliver the expected benefits in 2008 and beyond.

The outlook for Reed Elsevier is positive. We are well positioned in attractive markets; the momentum in the business is showing through in the good financial performance, and the changes we are making will strengthen the business and accelerate our growth.”

This statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21 E of the US Securities Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change; or the failure to obtain regulatory approval for the acquisition of ChoicePoint Inc.

For media enquiries contact:

Patrick Kerr, Reed Elsevier, tel. +44 (0)20 7166 5646

Notes to Editors:

About Reed Elsevier

Reed Elsevier Group plc is a world leading publisher and information provider.  It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.  In 2007, Reed Elsevier had revenues from its continuing operations of £4.6bn.  The group employs 32,000 people, including approximately 16,000 in North America. Operating in the scientific, medical, legal, risk and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.